SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ambrx Biopharma Inc.
(Name of Issuer)

Ordinary Shares, without par value
(Title of Class of Securities)

02290A102**
(CUSIP Number)

Abhishek Trehan

Darwin Global Management, Ltd.

Whiteley Chambers, Don Street

St. Helier, Y9 JE2 4TR

+44 2045 264400

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 02290A102 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “AMAM.” Each ADS represents 7 Ordinary Shares.

CUSIP No. 02290A102	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Darwin Global Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.4%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 02290A102	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Dr. Abhishek Trehan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 02290A102	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Darwin Global Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 02290A102	SCHEDULE 13D	Page 5 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Ordinary Shares, without par value (the "Ordinary Shares"), of Ambrx Biopharma Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 10975 North Torrey Pines Road, La Jolla, CA 92037.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by the entities and persons listed below:

(a)	(i) Darwin Global Management, Ltd., a limited company incorporated under the laws of Jersey (“Darwin Global”). The Ordinary Shares (as defined in Item 2(d) below) represented by ADSs to which this filing relates are held directly by (a) Master Fund (as defined below), to which Darwin Global serves as investment manager and (b) a sub-account (the “Managed Account”) to which Darwin Global serves as sub-advisor;

(ii) Dr. Abhishek Trehan (“Dr. Trehan”), the Chief Investment Officer and the controlling person of Darwin Global, with respect to the Ordinary Shares represented by ADSs held by each of Master Fund and the Managed Account; and

(iii) Darwin Global Master Fund Ltd. (“Master Fund”), a Cayman Islands exempted company, with respect to the Ordinary Shares represented by ADSs held by it.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)	The address of the business office of each of the Reporting Persons is Whiteley Chambers, Don Street, St. Helier, Jersey JE2 4TR.

(c)	The principal business of Darwin Global is serving as the investment manager of Master Fund. The principal business of Master Fund is serving as the master fund of Darwin Global. Dr. Trehan is the sole shareholder of DGM Holdings, which is the sole shareholder of Darwin Global. Dr. Trehan also serves as a director of Darwin Global.

(d)	Neither the Reporting Persons, nor, to the best of their knowledge, any Covered Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Persons, nor, to the best of their knowledge, any Covered Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02290A102	SCHEDULE 13D	Page 6 of 10 Pages

(f)	Darwin Global is a Jersey limited company. Dr. Trehan is a British citizen. Master Fund is a Cayman Islands exempted company. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities reported herein were purchased with working capital of the Master Fund in open market purchases, except as indicated otherwise in this Schedule 13D.

The aggregate purchase price of the 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs) reported herein is $47,193,074.92.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

On March 6, 2023, the Reporting Persons purchased 3,615,000 ADSs through the Issuer’s at-the-market offering (the "ATM Transaction"), which caused their beneficial ownership to exceed 20%.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons intend to review the Reporting Persons’ investment in the Issuer on a continuing basis. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The percentages used in this Schedule 13D are calculated based upon the Reporting Persons' calculation of 299,248,483 Ordinary Shares outstanding, based on the 270,328,483 Ordinary Shares reported outstanding as of June 30 2022 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 29, 2022, and the 25,305,000 Ordinary Shares underlying 3,615,000 ADSs purchased by the Reporting Persons in the ATM Transaction.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 02290A102	SCHEDULE 13D	Page 7 of 10 Pages
(c)	The transactions in the ADSs effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. Except for the ATM Transaction that took place on March 6, 2023, all transactions in the ADSs during the past sixty (60) days were made on the open market. There were no transactions in the Ordinary Shares.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 8, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 8, 2023.

CUSIP No. 02290A102	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023

DARWIN GLOBAL MANAGEMENT, LTD.

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer

/s/ Dr. Abhishek Trehan
DR. ABHISHEK TREHAN

DARWIN GLOBAL Master fund, LTD.

By: DARWIN GLOBAL MANAGEMENT, LTD, its investment manager

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer

CUSIP No. 02290A102	SCHEDULE 13D	Page 9 of 10 Pages

Schedule 1

Transactions in the AMERICAN DEPOSITORY SHARES of the Issuer During the Last Sixty (60) Days

The following table sets forth all transactions in the ADSs effected in the past sixty days by the Reporting Persons. Except with respect to the ATM Transaction, as noted above, all such transactions were effected in the open market through brokers and the price per share includes commissions. These ADSs were purchased in multiple transactions at prices indicated in the column Price Per ADS ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
2/27/2023	60,425	$5.48
2/27/2023	4,702	$5.48
2/28/2023	37,072	$6.02
2/28/2023	2,885	$6.02
3/6/2023	3,355,443	$6.50
3/6/2023	259,557	$6.50

CUSIP No. 02290A102	SCHEDULE 13D	Page 10 of 10 Pages

Annex A

COVERED PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Persons. Except as set forth in the Schedule 13D, none of the Covered Persons beneficially owns any shares of Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Darwin Global Management, Ltd.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
DGM Holdings	Sole Shareholder	Holding Company	Cayman Islands	(1)

Abhishek Trehan	Director	Investment Management	United Kingdom	(2)

John H. Legge	Director	Accountant	United Kingdom	(2)

James G. Bryant	Director	Director	United Kingdom	(2)

DGM Holdings

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Abhishek Trehan	Sole Shareholder	Investment Management	United Kingdom	(2)

Riyaz Nooruddin	Director	Director	United Kingdom	(3)

Darwin Global Master Fund, Ltd.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business

Abhishek Trehan	Director	Investment Management	United Kingdom	(1)

Alaina Danley	Director	Director	United States	(3)

Julian Fletcher	Director	Director	Canada	(4)

(1) 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands

(2) Whiteley Chambers, Don Street, St. Helier, Y9 JE2 4TR, Jersey

(3) P.O. Box 2587, George Town, Grand Cayman KY1-1103, Cayman Islands

(4) Windward 3, Regatta Office Park, West Bay Road, P.O. Box 30872, Grand Cayman KY1-1204, Cayman Islands